SECURITIES AND EXCHANGE COMMISSION

Washington, D.C.  20549

FORM 6-K

Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16 of

the Securities Exchange Act of 1934

For the month of May, 2008

Commission File Number 1-10928

INTERTAPE POLYMER GROUP INC.

9999 Cavendish Blvd., Suite 200, Ville St. Laurent, Quebec, Canada, H4M 2X5

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:                                 Form 20-F                              Form 40-F          X

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):  __________

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):  __________

Indicate by check mark whether by furnishing the information contained in this Form, the registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.           Yes                                       No           X

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with

Rule 12g3-2(b):    82-______

The Information contained in this Report is incorporated by reference into Registration Statement No. 333-109944

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

INTERTAPE POLYMER GROUP INC.

Date:  May 7, 2008

By:  /s/ Victor DiTommaso_________________

       Victor DiTommaso, Chief Financial Officer

INTERTAPE POLYMER GROUP INC.

NOTICE OF ANNUAL MEETING OF SHAREHOLDERS

TAKE NOTICE that the Annual Meeting of shareholders (the “Meeting”) of INTERTAPE POLYMER GROUP INC. (the “Corporation”) will be held:

Place:

Four Seasons Hotel

21 Avenue Road

Toronto, Ontario

Date:

June 4, 2008

Time:

4:00 p.m.

The purposes of the Meeting are to:

1.

receive and consider the consolidated financial statements of the Corporation for the fiscal year ended December 31, 2007 and the auditors’ report thereon;

2.

elect directors;

3.

appoint auditors and authorize the directors to fix their remuneration; and

4.

transact such other business as may properly be brought before the Meeting.

If you are unable to attend the Meeting in person, please date, sign and return the enclosed form of proxy.  Proxies to be used at the Meeting must be deposited with CIBC Mellon Trust Company, Banking Hall, 320 Bay Street, Toronto, Ontario M5H 4A6 before the commencement of the Meeting or at any adjournment thereof.

DATED at Montreal, Québec

May 6, 2008

BY ORDER OF THE BOARD OF DIRECTORS

/s/ Christopher J. Winn

Christopher J. Winn

Secretary

MANAGEMENT INFORMATION CIRCULAR

SOLICITATION OF PROXIES BY MANAGEMENT

This Management Information Circular (the “Circular”) is furnished in connection with the solicitation by the management of Intertape Polymer Group Inc. (the “Corporation”) of proxies to be used at the Annual Meeting of shareholders (the “Meeting”) of the Corporation to be held at the time and place and for the purposes set forth in the Notice of Meeting and all adjournments thereof.  Except as otherwise stated, the information contained herein is given as of April 30, 2008 and all dollar amounts in this Circular are in U.S. dollars.  The solicitation will be made primarily by mail.  However, officers and employees of the Corporation may also solicit proxies by telephone, telecopier, e-mail or in person.  The total cost of solicitation of proxies will be borne by the Corporation.

APPOINTMENT AND REVOCATION OF PROXIES

The persons named in the enclosed form of proxy are directors and officers of the Corporation.  Each shareholder is entitled to appoint a person, who need not be a shareholder, to represent him or her at the Meeting other than those whose names are printed on the accompanying form of proxy by inserting such other person’s name in the blank space provided in the form of proxy and signing the form of proxy or by completing and signing another proper form of proxy.  To be valid, the duly-completed form of proxy must be deposited at the offices of CIBC Mellon Trust Company, Banking Hall, 320 Bay Street, Toronto, Ontario M5H 4A6 before the commencement of the Meeting or at any adjournment thereof, or with the Chairman of the Meeting before the commencement of the Meeting or any adjournment thereof.  The instrument appointing a proxy holder must be executed by the shareholder or by his attorney authorized in writing or, if the shareholder is a corporate body, by its authorized officer or officers.

A shareholder who has given a proxy may revoke it, as to any motion on which a vote has not already been cast pursuant to the authority conferred by it, by an instrument in writing executed by the shareholder or by the shareholder’s attorney authorized in writing or, if the shareholder is a corporation, under its corporate seal or by an officer or attorney thereof duly authorized.  The revocation of a proxy, in order to be acted upon, must be deposited with CIBC Mellon Trust Company, Banking Hall, 320 Bay Street, Toronto, Ontario M5H 4A6 before the commencement of the Meeting or at any adjournment thereof, or with the Chairman of the Meeting before the commencement of the Meeting or any adjournment thereof, or in any other manner permitted by law.

EXERCISE OF DISCRETION BY PROXIES

In the absence of any direction to the contrary, shares represented by properly-executed proxies in favour of the persons designated in the enclosed form of proxy will be voted for: (i) the election of directors; and (ii) the appointment of auditors, as stated under such headings in this Circular.  Instructions with respect to voting will be respected by the persons designated in the enclosed form of proxy.  With respect to amendments or variations to matters identified in the Notice of Meeting and with respect to other matters that may properly come before the Meeting, such shares will be voted by the persons so designated in their discretion.  At the time of printing this Circular, management of the Corporation knows of no such amendments, variations or other matters.

NON-REGISTERED SHAREHOLDERS

Only registered shareholders or the persons they appoint as their proxies are permitted to vote at the Meeting.  However, in many cases, shares beneficially owned by a non-registered shareholder (a “Non-Registered Holder”) are registered either: (i) in the name of an intermediary (an “Intermediary”) that the Non-Registered Holder deals with in respect of the common shares (such as securities dealers or brokers, banks, trust companies, and trustees or administrators of self-administered RRSPs, RRIFs, RESPs and similar plans); or (ii) in the name of a clearing agency of which the Intermediary is a participant.  In accordance with National Instrument 54-101 of the Canadian Securities Administrators, entitled “Communication with Beneficial Owners of Securities of a Reporting Issuer”, the Corporation has distributed copies of the Notice of Meeting and this Circular (collectively, the “Meeting Materials”) to the clearing agencies and Intermediaries for distribution to Non-Registered Holders.  Intermediaries are required to forward the Meeting Materials to Non-Registered Holders unless a Non-Registered Holder has waived the right to receive it.  Intermediaries often use service companies to forward meeting materials to Non-Registered Holders.  Generally, Non-Registered Holders who have not waived the right to receive this Circular will either:

(a)

typically, be provided with a computerized form (often called a “voting instruction form”) which is not signed by the Intermediary and which, when properly completed and signed by the Non-Registered Holder and returned to the Intermediary or its service company, will constitute voting instructions which the Intermediary must follow.  In order for the applicable computerized form to validly constitute a voting instruction form, the Non-Registered Holder must properly complete and sign the form and submit it to the Intermediary or its service company in accordance with the instructions of the Intermediary or service company.  In certain cases, the Non-Registered Holder may provide such voting instructions to the Intermediary or its service company through the Internet or through a toll-free telephone number; or

(b)

less commonly, be given a proxy form which has already been signed by the Intermediary (typically by a facsimile, stamped signature), which is restricted to the number of shares beneficially owned by the Non-Registered Holder but which is otherwise not completed.  In this case, the Non-Registered Holder who wishes to submit a proxy should properly complete the proxy form and submit it to CIBC Mellon Trust Company, Banking Hall, 320 Bay Street, Toronto, Ontario M5H 4A6.

In either case, the purpose of these procedures is to permit Non-Registered Holders to direct the voting of the common shares which they beneficially own.

Should a Non-Registered Holder who receives a voting instruction form wish to vote at the Meeting in person (or have another person attend and vote on behalf of the Non-Registered Holder), the Non-Registered Holder should print his or her own name, or that of such other person, on the voting instruction form and return it to the Intermediary or its service company.  Should a Non-Registered Holder who receives a proxy form wish to vote at the Meeting in person (or have another person attend and vote on behalf of the Non-Registered Holder), the Non-Registered Holder should strike out the names of the persons set out in the proxy form and insert the name of the Non-Registered Holder or such other person in the blank space provided and submit it to CIBC Mellon Trust Company at the address above.

In all cases, Non-Registered Holders should carefully follow the instructions of their Intermediary, including those regarding when, where and by what means the voting instruction form or proxy form must be delivered.

A Non-Registered Holder may revoke voting instructions which have been given to an Intermediary at any time by written notice to the Intermediary.

VOTING SHARES

As at April 30, 2008, there were 58,956,348 common shares of the Corporation issued and outstanding.  Each common share entitles the holder thereof to one vote.  The Corporation has fixed May 6, 2008 as the record date (the “Record Date”) for the purpose of determining shareholders entitled to receive notice of the Meeting.  Pursuant to the Canada Business Corporations Act, the Corporation is required to prepare, no later than ten days after the Record Date, an alphabetical list of shareholders entitled to vote as of the Record Date that shows the number of shares held by each shareholder.  A shareholder whose name appears on the list referred to above is entitled to vote the shares shown opposite his or her name at the Meeting.  The list of shareholders is available for inspection during usual business hours at the registered office of the Corporation, 1250 René-Lévesque Blvd. West, Suite 2500, Montreal, Québec H3Y 4Y1 and at the Meeting.

PRINCIPAL SHAREHOLDERS

As at April 30, 2008, to the knowledge of the Corporation, the following are the only persons who beneficially own, or exercise control or direction over, more than 10% of the issued and outstanding common shares of the Corporation:

Name and place of residence	Number of shares held	Percentage
Letko, Brosseau & Associates Inc.(1) Montreal, Québec	13,607,868	23.1%
Wells Fargo & Company(2) San Francisco, California	12,356,278	21.0
Brandes Investment Partners, L.P.(3) San Diego, California	7,171,211	12.2

____________________

(1)

Based on a report filed on SEDAR by Letko, Brosseau & Associates Inc. on November 8, 2007.

(2)

Based on a report dated April 10, 2008 filed by Wells Fargo & Company with the United States Securities and Exchange Commission.

(3)

Based on a report filed on SEDAR by Brandes Investment Partners, L.P. on November 9, 2007.

ELECTION OF DIRECTORS

The Board currently consists of six directors.  The persons named in the enclosed form of proxy intend to vote for the election of the six nominees whose names are set out below.  Each director will hold office until the next annual meeting of shareholders or until the election of his successor, unless he resigns or his office becomes vacant by removal, death or other cause.

The following table sets out the name of each of the persons proposed to be nominated for election as director, all other positions and offices with the Corporation now held by such person, his municipality of residence and principal occupation, the date on which such person became a director of the Corporation, and the number of common shares of the Corporation that such person has advised are beneficially owned or over which control or direction is exercised by such person as at the date indicated below.

Name, municipality of residence and position with the Corporation	Principal occupation	Director since	Number of common shares beneficially owned or over which control is exercised as at April 30, 2008
Eric E. Baker(1) Long Sault, Ontario, Canada Chairman of the Board of Directors	President Altacap Investors Inc. (private equity manager)	June 28, 2007(4)	639,535
Melbourne F. Yull(1) Sarasota, Florida, U.S.A. Executive Director and Director	Executive Director of the Corporation	June 28, 2007(5)	763,134
Robert Beil(3) Phoenix, Arizona, U.S.A. Director	Retired	September 5, 2007	2,000
George J. Bunze(2) Ile Bizard, Québec, Canada Director	Vice-Chairman Kruger Inc. (pulp and paper company)	June 28, 2007	5,250
Allan Cohen(2) Glenview, Illinois, U.S.A. Director	Co-manager The First Analysis Private Equity Fund IV, L.P. (private equity fund)	September 5, 2007	111,600
Torsten A. Schermer(2)(3) Charlotte, North Carolina, U.S.A. Director	President MESC Corporation (franchise development company)	September 5, 2007	—

____________________

(1)

Member of the Executive Committee.

(2)

Member of the Audit Committee.

(3)

Member of the Compensation Committee.

(4)

Mr. Baker was also a director of the Corporation from its incorporation on December 22, 1989 to July 4, 2000 and, prior thereto, a director of a predecessor company from 1984.

(5)

Mr. Yull was also a director of the Corporation from its incorporation on December 22, 1989 to June 14, 2006 and, prior thereto, a director of a predecessor company from 1981.

George J. Bunze has held the principal occupation set out opposite his name above for the last five years.

Robert Beil has held the principal occupation set out opposite his name above since September 2006.  Prior thereto, Mr. Beil worked for The Dow Chemical Company for more than 31 years, where he held numerous positions in sales, marketing, business and executive management, including North American Commercial Vice-President for the Dow Chemical’s Plastics Business.

None of the foregoing nominees for election as director of the Corporation:

(a)

is, or within the last ten years has been, a director, chief executive officer or chief financial officer of any company that:

(i)

was subject to a cease trade order, an order similar to a cease trade order, or an order that denied the relevant company access to any exemption under applicable securities legislation, and which in all cases was in effect for a period of more than 30 consecutive days (an “Order”), which Order was issued while the director or executive officer was acting in the capacity as director, chief executive officer or chief financial officer of such company; or

(ii)

was subject to an Order that was issued after the proposed director ceased to be a director, chief executive officer or chief financial officer and which resulted from an event that occurred while that person was acting in the capacity as director, chief executive officer or chief financial officer of such company; or

(b)

is, or within the last ten years has been, a director or executive officer of any company that, while the proposed director was acting in that capacity, or within a year of that person ceasing to act in that capacity, became bankrupt, made a proposal under any legislation relating to bankruptcy or insolvency or was subject to or instituted any proceedings, arrangement or compromise with creditors or had a receiver, receiver manager or trustee appointed to hold its assets; or

(c)

has, within the last ten years, become bankrupt, made a proposal under any legislation relating to bankruptcy or insolvency or become subject to or instituted any proceedings, arrangement or compromise with creditors or had a receiver, receiver manager or trustee appointed to hold his assets, except for: Allan Cohen, who, as a representative of First Analysis Private Equity Fund IV, is a director of NanoOpto Corporation, an early-stage company which has liquidated its assets as a result of a lack of sufficient funding; and George J. Bunze, who, as a nominee of Kruger Inc., served as Vice-Chairman of Global Tissue LLC, a Delaware limited liability company acquired in 1999 by an indirect partially-owned subsidiary of Kruger Inc., and which commenced bankruptcy proceedings in 2000 before the U.S. Bankruptcy Court in Delaware.

None of the foregoing nominees for election as director of the Corporation has been subject to:

(a)

any penalties or sanctions imposed by a court relating to securities legislation or by a securities regulatory authority or has entered into a settlement agreement with a securities regulatory authority; or

(b)

any other penalties or sanctions imposed by a court or regulatory body that would likely be considered important to a reasonable security holder in deciding whether to vote for a proposed director.

DIRECTORS’ AND OFFICERS’ INSURANCE

The Corporation maintains directors’ and officers’ liability insurance covering liability, including defence costs, of directors and officers of the Corporation incurred as a result of acting in such capacity, provided that they acted honestly and in good faith with a view to the best interests of the Corporation.  The current limit of the insurance is $25 million.  An annual premium of $375,278 was paid by the Corporation in the last-completed financial year with respect to the period from December 2007 to December 2008.  Claims payable to the Corporation are subject to retention or a deductible of up to $1,000,000 per occurrence.

COMPENSATION OF DIRECTORS AND OFFICERS

Executive Compensation

The following table sets out all annual and long-term compensation for services in all capacities to the Corporation and its subsidiaries earned by each person who served as Chief Executive Officer or Chief Financial Officer during the fiscal year ended December 31, 2007, and the three other most highly-compensated executive officers of the Corporation who were serving as such at the end of the fiscal year ended December 31, 2007 (collectively, the “Named Executive Officers”), for the fiscal years ended December 31, 2007, 2006 and 2005.

The Corporation has not had a Chief Executive Officer since the resignation of the Interim Chief Executive Officer on June 28, 2007.  Eric E. Baker and Melbourne F. Yull have served, respectively, as the Chairman of the Board of Directors and Executive Director of the Corporation since June 28, 2007.  The compensation paid to companies with which Messrs. Baker and Yull are respectively associated is set out under “Advisory Services Agreements”, commencing on page 9 below.

Andrew A. Archibald, C.A. retired as Chief Financial Officer of the Corporation on June 30, 2007.  The details of an Advisory Services Agreement between the Corporation and a company with which Mr. Archibald is associated are also set out under “Advisory Services Agreements” below.

Each of Eric E. Baker, Melbourne F. Yull, Andrew A. Archibald, C.A. and Gregory A. Yull entered into a Standby Purchase Agreement with the Corporation dated as of July 30, 2007 in connection with the Corporation’s rights offering.  Under the Standby Purchase Agreement, the foregoing executive officers subscribed for common shares of the Corporation in an aggregate amount of $5.5 million at the rights offering issue price of $3.44 per share (Cdn.$3.61 per share in the case of Mr. Baker).  A copy of the Standby Purchase Agreement is available under the Corporation’s “company profile” on SEDAR at www.sedar.com.

Summary Compensation Table

	Annual Compensation				Long-Term Compensation
					Awards		Payouts
Name and principal position	Year	Salary $	Bonus $	Other annual compensation(1)	Number of options granted	Restricted stock awards	LTIP payouts	All other
H. Dale McSween(2) Interim Chief Executive Officer	2007 2006 2005	212,648 356,467 344,374	356,700 113,470 133,141	— — —	— — 22,492	— — —	— — —	710,608(5) — —
Victor DiTommaso, CPA(3) Chief Financial Officer	2007 2006 2005	229,446 225,454 213,590	225,600 89,729 35,956	— — —	2,784 30,000 20,000	— — —	— — —	— — —
Andrew M. Archibald, C.A.(4) Chief Financial Officer	2007 2006 2005	152,913 294,308 284,385	443,125 156,134 139,250	— — —	— 45,000 51,086	— — —	— — —	471,015(5) — —
Gregory A. Yull President, Tapes & Films Division	2007 2006 2005	340,000 338,594 266,439	340,000 146,475 121,456	— — —	442,073 105,000 5,000	— — —	— — —	— — —
Jim Bob Carpenter President, ECP Division and Executive Vice-President, Global Sourcing	2007 2006 2005	267,992 263,444 252,835	260,300 138,023 121,478	— — —	2,907 35,000 —	— — —	— — —	— — —
Burgess Hildreth Vice-President, Human Resources	2007 2006 2005	203,900 203,767 196,598	203,900 54,057 35,222	— — —	152,439 25,000 20,000	— — —	— — —	— — —

____________________

(1)

Perquisites and other personal benefits are not required to be disclosed as they are less than the lesser of $50,000 and 10% of the total of the annual salary and bonus of each Named Executive Officer.

(2)

Mr. McSween served as Interim Chief Executive Officer of the Corporation until June 28, 2007.

(3)

Mr. DiTommaso was appointed Chief Financial Officer of the Corporation on November 9, 2007.  Prior thereto, Mr. DiTommaso was Vice-President, Finance and Treasurer of the Corporation.

(4)

Mr. Archibald retired as Chief Financial Officer of the Corporation on June 30, 2007.

(5)

This amount was paid as severance.

Option Grants During the Most Recently Completed Fiscal Year

The following table sets out the details of all grants of options to the Named Executive Officers during the fiscal year ended December 31, 2007.

Name	Options granted	% of total options granted to employees in financial year	Exercise price	Market value on date of grant	Expiration date
H. Dale McSween	—	—	—	—	—
Victor DiTommaso	2,784	0.2%	$3.44(1)	$3.27	September 17, 2013
Andrew M. Archibald, C.A.	—	—	—	—	—
Gregory A. Yull	442,073	28.9	3.44(1)	3.27	September 17, 2013
Jim Bob Carpenter	2,907	0.2	3.44(1)	3.27	September 17, 2013
Burgess Hildreth	152,439	10.0	3.44(1)	3.27	September 17, 2013

____________________

(1)

The exercise price of the options is equal to the issue price of the Corporation’s common shares pursuant to the Corporation’s rights offering, effected by way of short form prospectus dated August 9, 2007.

Option Exercises In Last Fiscal Year and Fiscal Year-End Option Value

No options to purchase common shares of the Corporation were exercised by any of the Named Executive Officers during the fiscal year ended December 31, 2007.  The following table sets out for each of the Named Executive Officers the total number of unexercised options held as at December 31, 2007 and the value of such unexercised options at that date.

Name	Shares acquired on exercise	Value realized	Number of unexercised options at fiscal year-end Exercisable / Unexercisable	Value of unexercised “in the money” options at fiscal year-end Exercisable / Unexercisable ($) (1)
H. Dale McSween	—	—	181,246 / 21,246	— / —
Victor DiTommaso	—	—	54,250 / 26,534	— / —
Andrew M. Archibald, C.A.	—	—	169,793 / 58,043	— / —
Gregory A. Yull	—	—	166,250 / 540,823	— / —
Jim Bob Carpenter	—	—	132,750 / 46,657	— / —
Burgess Hildreth	—	—	86,500 / 184,939	— / —

____________________

(1)

The value of unexercised “in-the-money” options is calculated using the closing price of the common shares of the Corporation on the New York Stock Exchange on December 31, 2007 ($3.14) less the respective exercise prices of the options.

As at December 31, 2007: (i) Eric E. Baker, the Chairman of the Board of Directors, did not hold any stock options; and (ii) Melbourne F. Yull, the Executive Director of the Corporation, held 677,000 unexercised options, all of which were exercisable, and the value of which was nil.

Executive Stock Option Plan

In 1992, the Corporation established the Executive Stock Option Plan (the “ESOP”) in respect of the common shares of the Corporation, which has been amended from time-to-time.  At a special meeting of shareholders of the Corporation held on September 5, 2007, shareholders approved the most recent amendment to the ESOP, which increased the maximum number of common shares that may be issued under the ESOP to a number equal to 10% of the issued and outstanding common shares of the Corporation from time-to-time.  The ESOP is administered by the Board of Directors of the Corporation.

The purpose of the ESOP is to promote a proprietary interest in the Corporation among the executives, key employees and directors of the Corporation and its subsidiaries, in order to both encourage such persons to further the development of the Corporation and assist the Corporation in attracting and retaining key personnel necessary for the Corporation’s long-term success.  The Board of Directors designates from time-to-time those persons to whom options are to be granted and determines the number of common shares covered by such options.  Generally, participation in the ESOP is limited to persons holding positions that can have an impact on the Corporation’s long-term results.

The number of common shares to which the options relate is determined by taking into account, inter alia, the market value of the common shares and each optionee’s base salary.

The following is a description of certain features of the ESOP, as required by the Toronto Stock Exchange:

(a)

options expire not later than ten years after the date of grant and, unless otherwise determined by the Board of Directors, all vested options under a particular grant expire 24 months after the vesting date of the last tranche of such grant;

(b)

options vest at the rate of 25% per year, beginning, in the case of options granted to employees, on the first anniversary date of the grant and, in the case of options granted to non-management directors, on the date of the grant;

(c)

the aggregate number of options that may be granted to directors who are not part of management may not exceed 1% of the number of issued and outstanding common shares of the Corporation;

(d)

the exercise price of the options is determined by the Board of Directors, but cannot be less than the “Market Value” of the common shares of the Corporation, defined in the ESOP as the average of the closing price of the common shares on the Toronto Stock Exchange and New York Stock Exchange for the day immediately preceding the effective date of the grant;

(e)

notwithstanding the foregoing, “Market Value” cannot be lower than the closing price of the common shares on the Toronto Stock Exchange for the day immediately preceding the effective date of the grant;

(f)

the number of common shares reserved for issuance to any person cannot exceed 5% of the number of issued and outstanding common shares of the Corporation;

(g)

the number of common shares issuable to any one “insider” of the Corporation and such person’s associates within a one-year period cannot exceed 5% of the number of issued and outstanding common shares of the Corporation;

(h)

the number of common shares reserved for issuance pursuant to stock options granted to “insiders” under the ESOP or any other compensation arrangement of the Corporation cannot exceed 10% of the number of issued and outstanding common shares of the Corporation, and the number of common shares issuable to “insiders” within a one-year period under the ESOP or any other compensation arrangement of the Corporation cannot exceed 10% of the number of issued and outstanding common shares of the Corporation;

(i)

options granted under the ESOP may not at any time be repriced;

(j)

options granted under the ESOP may not be assigned;

(k)

in the event that a bona fide offer to purchase all or part of the outstanding shares is made to all shareholders, notice thereof must be given by the Corporation to all optionees and all options will become immediately exercisable, but only to the extent necessary to enable an optionee to tender his or her shares should the optionee so desire;

(l)

when a director of the Corporation ceases to be a director, all non-vested options are immediately cancelled and the former director is entitled to exercise, within a period of three months from such event, options that had vested at the time the director ceased to be a director;

(m)

in the case of retirement, all non-vested options are immediately cancelled and the former employee is entitled to exercise, within a period of twelve months from retirement, options that had vested at the time of retirement;

(n)

in the case of an optionee’s or director’s death, all non-vested options are immediately cancelled and the estate is entitled to exercise, within a period of twelve months from death, options that had vested at the time of death; and

(o)

when a optionee ceases to be an employee of the Corporation or a subsidiary for any reason other than retirement or death, all non-vested options are immediately cancelled and the optionee is entitled to exercise, within a period of three months from the termination of employment, options that had vested at the time of termination of employment.

As at April 30, 2008, there were options outstanding under the ESOP to purchase an aggregate of 3,674,712 common shares, representing 6.2% of the issued and outstanding common shares of the Corporation, and a total of 2,219,469 common shares were available for future grants of stock options, representing 3.8% of the issued and outstanding common shares of the Corporation.

Advisory Services Agreements

The Corporation entered into an Advisory Services Agreement dated as of August 1, 2007, as amended, with Sammana Group, Inc. (“Sammana”).  Melbourne F. Yull, the Executive Director of the Corporation, is a director, officer and shareholder of Sammana.  Under the Advisory Services Agreement, Sammana provides advisory services to the Corporation regarding the operations, business objectives and strategic planning of the Corporation.  In addition, Sammana makes available to the Corporation the services of Mr. Yull as Executive Director of the Corporation.  As compensation, the Corporation pays Sammana a fee of $50,000 per month, for the period which commenced January 1, 2008 and continuing for a period of not less than three months.  The Corporation also paid Sammana a fee of $300,000 with respect to the services provided by Sammana to the Corporation in connection with the rights offering effected by the Corporation in 2007.  The Advisory Services Agreement further provides that if the simple average closing price of the Corporation’s common shares on the Toronto Stock Exchange for the ten trading days prior to July 1, 2010 (the “2010 Average Price”) is more than $4.76, the Corporation will pay Sammana a performance fee in an amount equal to: (i) the amount by which the 2010 Average Price exceeds the subscription price of the Corporation’s shares pursuant to the rights offering effected in 2007 (Cdn.$3.61); (ii) multiplied by 500,000.  The Corporation is also required to reimburse Sammana for all reasonable out-of-pocket expenses incurred by it in the performance of the Advisory Services Agreement.  In the event of a “change in control” of the Corporation, as that term is defined in the Advisory Services Agreement, Sammana will be entitled to a lump-sum payment on the effective date thereof of all amounts remaining due as its monthly fee for the term of the Advisory Services Agreement.  In addition, Sammana will be entitled to the performance fee referred to above, with the exception that the price of the Corporation’s shares will be calculated based on the simple average closing price of the Corporation’s shares for the ten trading days prior to the effective date of the “change in control” (the “Change in Control Average Price”), rather than the 2010 Average Price.  The performance fee will be paid in such event only if the Change in Control Average Price is more than $4.76.  The Advisory Services Agreement remains in effect until December 31, 2009, subject to Sammana’s right to terminate the agreement upon 30 days’ prior written notice to the Corporation.  The Advisory Services Agreement does not end should Melbourne F. Yull cease to be a member of the Board of Directors or Executive Director of the Corporation.

The Corporation also entered into an Advisory Services Agreement dated as of August 1, 2007, as amended, with Altacap II Inc. (“Altacap”).  Eric E. Baker, the Chairman of the Board of Directors of the Corporation, is a director, officer and shareholder of Altacap.  Under the Advisory Services Agreement, Altacap provides advisory services to the Corporation regarding the operations, business objectives and strategic planning of the Corporation.  In addition, Altacap makes available to the Corporation the services of Mr. Baker as Chairman of the Board of the Corporation.  As compensation, the Corporation pays Altacap a fee of Cdn.$100,000 per month, for the period from January 1, 2008 to December 31, 2009.  The Corporation also paid Altacap a fee of Cdn.$600,000 with respect to the services provided by Altacap to the Corporation in connection with the rights offering effected by the Corporation in 2007.  The Advisory Services Agreement further provides that if the 2010 Average Price is more than $4.76, the Corporation will pay Altacap a performance fee in an amount equal to: (i) the amount by which the 2010 Average Price exceeds the subscription price of the Corporation’s shares pursuant to the rights offering effected in 2007 (Cdn.$3.61); (ii) multiplied by 1,500,000.  The Corporation is also required to reimburse Altacap for all reasonable out-of-pocket expenses incurred by it in the performance of the Advisory Services Agreement.  In the event of a “change in control” of the Corporation, as that term is defined in the Advisory Services Agreement, Altacap will be entitled to a lump-sum payment on the effective date thereof of all amounts remaining due as its monthly fee for the term of the Advisory Services Agreement.  In addition, Altacap will be entitled to the performance fee referred to above, with the exception that the price of the Corporation’s shares will be calculated based on the Change in Control Average Price, rather than the 2010 Average Price.  The performance fee will be paid in such event only if the Change in Control Average Price is more than $4.76.  The Advisory Services Agreement remains in effect until December 31, 2009, subject to Altacap’s right to terminate the agreement upon 30 days’ prior written notice to the Corporation.

The Corporation also entered into an Advisory Services Agreement dated as of August 1, 2007, as amended, with Archibald Global Enterprises, Inc. (“Global”).  Andrew M. Archibald, C.A., the former Chief Financial Officer of the Corporation, is a director, officer and shareholder of Global.  Under the Advisory Services Agreement, Global provides advisory services to the Corporation regarding the operations, business objectives and strategic planning of the Corporation.  As compensation, the Corporation pays Global a fee of $25,000 per month, for the period commencing January 1, 2008 and continuing for a period of not less than six months.  The Corporation also paid Global a fee of $150,000 with respect to the services provided by Global to the Corporation in connection with the rights offering effected by the Corporation in 2007, less any amounts paid to Global directly by the Corporation during 2007.  The Advisory Services Agreement further provides that if the 2010 Average Price is more than $4.76, the Corporation will pay Global a performance fee in an amount equal to: (i) the amount by which the 2010 Average Price exceeds the subscription price of the Corporation’s shares pursuant to the rights offering effected in 2007 (Cdn.$3.61); (ii) multiplied by 200,000.  In the event that Global terminates the Advisory Services Agreement, the performance fee will be equal to: (i) the amount, if any, by which the simple average closing price of the Corporation’s common shares on the Toronto Stock Exchange for the last ten trading days of a 30-day notice period exceeds $4.76; (ii) multiplied by 66,667 for each full year of service provided by Global pursuant to the Advisory Services Agreement.  The Corporation is also required to reimburse Global for all reasonable out-of-pocket expenses incurred by it in the performance of the Advisory Services Agreement.  In the event of a “change in control” of the Corporation, as that term is defined in the Advisory Services Agreement, Global will be entitled to a lump-sum payment on the effective date thereof of all amounts remaining due as its monthly fee for the term of the Advisory Services Agreement.  In addition, Global will be entitled to the performance fee referred to above, with the exception that the price of the Corporation’s shares will be calculated based on the Change in Control Average Price, rather than the 2010 Average Price.  The performance fee will be paid in such event only the Change in Control Average Price is more than $4.76.  The Advisory Services Agreement remains in effect until December 31, 2009, subject to Global’s right to terminate the agreement upon 30 days’ prior written notice to the Corporation.

Pension and Post-Retirement Benefit Plans

Reference is made to note 17 of the Notes to Consolidated Financial Statements of the Corporation for the fiscal year ended December 31, 2007 for details regarding the Corporation’s pension and post-retirement benefit plans.

Melbourne F. Yull was Chairman of the Board of Directors and Chief Executive Officer of the Corporation from January 11, 1995 to June 14, 2006.  Prior thereto, Mr. Yull was the President and a director of the Corporation or a predecessor thereof, from 1981.  The former employment agreement entered into between the Corporation and Mr. Yull provides that Mr. Yull receives from the Corporation a defined benefit supplementary pension annually for life in an amount equal to 2% of the average of Mr. Yull’s annual gross salary for the final five years of his employment with the Corporation, multiplied by his years of service with the Corporation to retirement.  Accordingly, Mr. Yull receives a pension from the Corporation in an amount of $260,935 per year.  Mr. Yull is currently Executive Director of the Corporation.

H. Dale McSween was an employee of the Corporation from 1982 and held several executive positions with the Corporation.  Mr. McSween served as the Interim Chief Executive Officer of the Corporation until June 28, 2007.  In 2005, the Corporation entered into a letter agreement with Mr. McSween with respect to a defined benefit retirement arrangement whereby the Corporation agreed to fund a $150,000 annual pension (at age 65) for Mr. McSween with a 50% survivor benefit (or, in the case of death prior to age 65, a survivor benefit of 100% of base salary for one year, and 50% of base salary for each of the following four years).  In August 2006, the Corporation and Mr. McSween formalized their agreement and amended it to provide for a $200,000 annual pension (at age 65), with the remaining terms and conditions unchanged.

Executive Employment Contracts and Change of Control Agreements

The following agreements between the Corporation and Named Executive Officers were in effect at the end of the Corporation’s most recently-completed financial year.

The Corporation entered into “change of control” agreements as of January 2001 with each of Messrs. Jim Bob Carpenter (President, ECP Division and Executive Vice-President, Global Sourcing), Burgess Hildreth (Vice-President, Human Resources) and Gregory A. Yull (President, Tapes & Films Division), and as of January 2004 with Victor DiTommaso (Chief Financial Officer).  These agreements provide that if, within a period of six months after a change of control of the Corporation: (a) the executive voluntarily terminates his employment with the Corporation; or (b) the Corporation terminates the executive’s employment without cause, such executive will be entitled to a lump sum in the case of his resignation or an indemnity in lieu of notice in a lump sum in the case of his termination, equal to 12 to 24 months of such executive’s remuneration at the effective date of such resignation or termination, depending on his seniority.

Furthermore, these agreements also provide that if during the term of the executive’s employment a bona fide offer is made to all shareholders of the Corporation which, if accepted, would result in a change of control of the Corporation, then, subject to any applicable law, all of the executive’s options which have not yet become vested and exercisable shall become vested and exercisable immediately.  Upon expiry of such bona fide offer, if it does not result in a change of control of the Corporation, all of the executive’s unexercised options which were not vested prior to such offer, shall immediately revert to their unvested status and to their former provisions with respect to the time of their vesting.

On August 2, 2006, the Corporation entered into an employment agreement with Gregory A. Yull, President, Tapes & Films Division of the Corporation, which provides Mr. Yull with an annual salary of $340,000.  The employment agreement further provides that upon termination of his employment, Mr. Yull will receive his annual salary for 24 months plus an amount not to be less than his average bonus percentage for the years 2005 and 2006, but in no event, when combined with the salary payments, more than $952,000 in the aggregate.  Mr. Yull will continue to benefit from the Corporation’s medical and dental plan as well as paid golf club membership fees for the 24 months.  He will also benefit from outplacement services upon termination of his employment and have to repay to the Corporation all outstanding loans, if any, within 24 months.

On June 28, 2007, the Corporation entered into Retention Bonus Letter Agreements with Jim Bob Carpenter, President, ECP Division and Executive Vice-President, Global Sourcing of the Corporation, and with Victor DiTommaso, Chief Financial Officer of the Corporation.  The Retention Bonus Letter Agreements were amended on December 11, 2007.  The Retention Bonus Letter Agreements provide for the payment of a retention bonus equal to one year of the executive’s then-current base salary if the executive remains in the employ of the Corporation until the earlier of: (i) his release date (if any) as determined by the Corporation; and (ii) June 28, 2008.  Accordingly, it is expected that retention bonuses in the amounts of $269,411 and $233,496 will be paid to Mr. Carpenter and Mr. DiTommaso, respectively, on or after June 28, 2008.

Composition of the Compensation Committee and Report on Executive Compensation

The Compensation Committee is appointed by the Board and is currently composed of two directors, that is, Robert Beil (Chairman) and Torsten A. Schermer, neither of whom is or has been at any previous time an employee of the Corporation or any of its subsidiaries.

The Compensation Committee administers the Corporation’s compensation program in accordance with the mandate set out in the Compensation Committee’s charter, which has been adopted by the Board.  Part of the mandate is to evaluate and recommend to the Board compensation policies and programs for the Corporation’s directors, executive officers and senior management, including option grants under the ESOP described above.  The Compensation Committee has the authority to retain compensation consultants to assist in the evaluation of director, chief executive officer or senior executive compensation.

Three primary components comprise the Corporation’s compensation program: basic salary, annual bonuses based on performance, and long-term stock options.  Each element of compensation fulfils a different role in the attraction, retention and motivation of qualified executives and employees with the expertise and skills required in the business of the Corporation, who can effectively contribute to the long-term success and objectives of the Corporation.  The annual bonus program is both formula based, measured against pre-determined performance targets, and discretionary.  Stock options are granted to executives and key employees periodically by the Board based on the recommendations of the Compensation Committee.  The amount and terms of outstanding options are taken into account when determining whether and how many new options will be granted.  The options vest at a rate of 25% per year, beginning, in the case of options granted to employees, on the first anniversary date of the grant and, in the case of options granted to non-management directors, on the date of the grant.  The options have no resulting value if the stock market price of the Corporation’s shares does not appreciate.

The Compensation Committee annually reviews the compensation levels for the executive officers and certain members of senior management.  For the fiscal year ended December 31, 2007, the Compensation Committee reviewed information it received from the Corporation’s Executive Director as well as from external compensation consultants.  It used this information to determine and approve such changes to the general compensation levels that it considered appropriate.  In addition, on the recommendation of the Executive Director, the Compensation Committee approved and recommended to the Board discretionary cash bonuses, annual bonuses and stock option awards for executive officers and senior management.  In arriving at its decisions, the Compensation Committee reviewed industry comparisons for similar-sized companies and for other companies in the packaging materials sector.

The Corporation has not had a Chief Executive Officer since the resignation of the Interim Chief Executive Officer on June 28, 2007.  The compensation of the former Interim Chief Executive Officer was determined by the previous Board of Directors of the Corporation.

Directors who are not officers or employees of the Corporation receive both cash compensation and options based on the recommendations of the Compensation Committee following its review of compensation arrangements for directors of public companies with comparable market capitalization.

The above report is submitted on behalf of the Compensation Committee by the directors whose names appear below:

Robert Beil	Torsten A. Schermer

Performance Graph

The following graph compares the total return of a $100 investment in the common shares of the Corporation made on January 1, 2003 with the cumulative return of the S&P/TSX Composite Index for the period from January 1, 2003 to December 31, 2007, assuming reinvestment of all dividends.

FIVE-YEAR TOTAL RETURN ON $100 INVESTMENT (DIVIDENDS REINVESTED)

(Based on the Corporation’s activity on the Toronto Stock Exchange (rounded to the nearest dollar))

[GRAPH]

Compensation of Directors

On September 5, 2007, the Board of Directors established the following compensation for the Corporation’s directors: (i) directors of the Corporation who are not also officers of the Corporation receive an annual fee of $30,000 for their services as directors; (ii) directors of the Corporation who are not also officers of the Corporation receive an attendance fee of $1,000 for each meeting of the Board of Directors or a committee thereof attended in person and a fee of $500 for each meeting of the Board of Directors or a committee thereof in which the director participates by telephone; (iii) the Chairman of the Audit Committee receives an annual fee of $10,000; (iv) other members of the Audit Committee receive an annual fee of $5,000; (v) the Chairman of the Compensation Committee receives an annual fee of $5,000; and (vi) other members of the Compensation Committee receive an annual fee of $2,000.  The foregoing fees are paid on a quarterly basis.  During the period from June 28, 2007 to December 31, 2007, the Corporation paid a total of $85,500 in fees to the six directors of the Corporation.  During the period from January 1, 2007 to June 26, 2007, the Corporation paid a total of $226,500 in fees to six former directors of the Corporation.

The following table sets out the details of all grants of options to the directors under the ESOP during the fiscal year ended December 31, 2007.  Options in respect of an aggregate of 120,000 common shares were granted to such directors during the fiscal year.

Name	Options granted	Exercise price	Market value on date of grant	Expiry date
Eric E. Baker	—	—	—	—
Melbourne F. Yull	—	—	—	—
Robert Beil	30,000	$3.44	$3.10	September 5, 2013
George J. Bunze	30,000	Cdn.$3.61	$3.10	September 5, 2013
Allan Cohen	30,000	$3.44	$3.10	September 5, 2013
Torsten A. Schermer	30,000	$3.44	$3.10	September 5, 2013

SECURITIES AUTHORIZED FOR ISSUANCE UNDER EQUITY COMPENSATION PLANS

The following table sets out certain details as at December 31, 2007 with respect to the Corporation’s plans pursuant to which equity securities of the Corporation are authorized for issuance.

Equity Compensation Plan Information

Plan category	Number of securities to be issued upon exercise of outstanding options, warrants and rights (a)	Weighted-average exercise price of outstanding options, warrants and rights (b)	Number of securities remaining available for future issuance under equity compensation plans (excluding securities reflected in column (a)) (c)
Equity compensation plans approved by securityholders	3,976,337	$6.44	1,867,432
Equity compensation plans not approved by securityholders	—	—	—
Total	3,976,377	$6.44	1,867,432

AUDIT COMMITTEE INFORMATION

Reference is made to the section entitled “Audit Committee” in the Corporation’s Annual Information Form for the fiscal year ended December 31, 2007 for required disclosure relating to the Audit Committee.  The Annual Information Form is available under the Corporation’s “company profile” on SEDAR at www.sedar.com and can be obtained by contacting the Secretary of the Corporation at 9999 Cavendish Blvd., Suite 200, Ville-St-Laurent, Québec H4M 2X5, telephone (514) 731-7591.

APPOINTMENT OF AUDITORS

Except where authorization to vote with respect to the appointment of auditors is withheld, the persons named in the accompanying form of proxy intend to vote for the appointment of Raymond Chabot Grant Thornton LLP, Chartered Accountants, as the auditors of the Corporation until the next annual meeting of shareholders.  Raymond Chabot Grant Thornton LLP, Chartered Accountants, have served as the auditors of the Corporation since December 22, 1989 and were the auditors of the Corporation’s predecessor company from 1981.

INDEBTEDNESS OF DIRECTORS AND EXECUTIVE OFFICERS

Aggregate Indebtedness

The following table sets out the aggregate indebtedness to the Corporation and its subsidiaries, as at April 30, 2008, of the executive officers, directors, employees and former executive officers, directors and employees of the Corporation and its subsidiaries.  As at April 30, 2008, the indebtedness, if any, of such persons to other entities was not the subject of a guarantee, support agreement, letter of credit or other similar arrangement or understanding provided by the Corporation or any subsidiary thereof.

Purpose	To the Corporation or its subsidiaries	To another entity
Share purchases	$107,500	—
Other	—	—

Indebtedness of Directors and Executive Officers under Securities Purchase and Other Programs

The following table sets out for: (i) each individual who is, or at any time during the fiscal year ended December 31, 2007 was, a director or executive officer of the Corporation; (ii) each proposed nominee for election as a director of the Corporation; and (iii) each associate of any such director, executive officer or proposed nominee, the indebtedness of such person since January 1, 2007, to: (a) the Corporation or any of its subsidiaries; or (b) another entity, if such indebtedness has been the subject of a guarantee, support agreement, letter of credit or other similar arrangement or understanding provided by the Corporation or any subsidiary thereof, other than “routine indebtedness” as defined in National Instrument 51-102 Continuous Disclosure Obligations of the Canadian Securities Administrators.

Name and principal position	Involvement of the Corporation or subsidiary	Largest amount outstanding during fiscal year ended December 31, 2007 ($)	Amount outstanding as at April 30, 2008 ($)	Financially-assisted securities purchases during fiscal year ended December 31, 2007 (#)	Security for indebtedness	Amount forgiven during fiscal year ended December 31, 2007 ($)
Securities Purchase Programs
H. Dale McSween Former Interim Chief Executive Officer	The Corporation is the lender	Cdn.$31,102	—	—	—	—
Gregory A. Yull President, Tapes & Films Division	The Corporation is the lender	$107,500	$107,500	—	—	—
Andrew M. Archibald, C.A. Former Chief Financial Officer	The Corporation is the lender	Cdn.$160,255	—	—	—	—
Other Programs	—	—	—	—	—	—

All of the foregoing amounts were loaned in connection with the purchase of shares of the Corporation.  The loans are non-interest bearing and without repayment terms.

INTEREST OF INFORMED PERSONS IN MATERIAL TRANSACTIONS

For the purposes of this Circular, “informed person” means: (i) a director or executive officer of the Corporation; (ii) a director or executive officer of a person or corporation that is itself an informed person or subsidiary of the Corporation; (iii) any person or corporation who beneficially owns, directly or indirectly, voting securities of the Corporation or who exercises control or direction over voting securities of the Corporation or a combination of both, carrying more than 10% of the voting rights attached to all outstanding voting securities of the Corporation, other than voting securities held by the person or corporation as underwriter in the course of a distribution; and (iv) the Corporation if it has purchased, redeemed or otherwise acquired any of its own securities, for so long as it holds any of its securities.

To the best of the Corporation’s knowledge, no informed person of the Corporation, and no associate or affiliate of the foregoing persons, at any time since the beginning of its last completed financial year, has or had any material interest, direct or indirect, by way of beneficial ownership of securities or otherwise, in any transaction since the beginning of its last completed financial year that has materially affected the Corporation, or in any proposed transaction that could materially affect the Corporation, or in any matter to be acted upon at this Meeting, other than the Corporation’s rights offering effected pursuant to a short form prospectus dated August 9, 2007, in connection with which five of the Corporation’s current and former officers, or entities associated with them, and three principal shareholders of the Corporation entered into Standby Purchase Agreements with the Corporation and subscribed for common shares of the Corporation.  The Standby Purchase Agreements are available under the Corporation’s “company profile” on SEDAR at www.sedar.com.

OTHER MATTERS

Management of the Corporation knows of no other matter to come before the Meeting other than those referred to in the Notice of Meeting.  However, if any other matters which are not known to management should properly come before the Meeting, the accompanying form of proxy confers discretionary authority upon the persons named therein to vote on such matters in accordance with their best judgment.

SHAREHOLDER PROPOSALS

The Canada Business Corporations Act provides that a registered holder or beneficial owner of shares that is entitled to vote at an annual meeting of the Corporation may submit to the Corporation notice of any matter that the person proposes to raise at the meeting (referred to as a “Proposal”) and discuss at the meeting any matter in respect of which the person would have been entitled to submit a Proposal.  The Canada Business Corporations Act further provides that the Corporation must set out the Proposal in its management proxy circular along with, if so requested by the person who makes the Proposal, a statement in support of the Proposal by such person.  However, the Corporation will not be required to set out the Proposal in its management proxy circular or include a supporting statement if, among other things, the Proposal is not submitted to the Corporation at least 90 days before the anniversary date of the notice of meeting that was sent to the shareholders in connection with the previous annual meeting of shareholders of the Corporation.  As the notice in connection with the Meeting is dated May 6, 2008, the deadline for submitting a proposal to the Corporation in connection with the next annual meeting of shareholders is February 5, 2009.

The foregoing is a summary only.  Shareholders should carefully review the provisions of the Canada Business Corporations Act relating to Proposals and consult with a legal advisor.

CORPORATE GOVERNANCE

National Policy 58-201 Corporate Governance Guidelines and National Instrument 58-101 Disclosure of Corporate Governance Practices set out a series of guidelines for effective corporate governance.  The guidelines address matters such as the composition and independence of corporate boards, the functions to be performed by boards and their committees, and the effectiveness and education of board members.  Each reporting issuer, such as the Corporation, must disclose on an annual basis and in prescribed form, the corporate governance practices that it has adopted.  The following is the Corporation’s required annual disclosure of its corporate governance practices.

1.

Board of Directors

(a)

Disclose the identity of directors who are independent.

The Board of Directors considers that Robert Beil, George J. Bunze, Allan Cohen and Torsten A. Schermer are independent within the meaning of Multilateral Instrument 52-110 Audit Committees.

(b)

Disclose the identity of directors who are not independent, and describe the basis for that determination.

The Board of Directors considers that Melbourne F. Yull and Eric E. Baker are not independent within the meaning of Multilateral Instrument 52-110 Audit Committees.  Mr. Yull is the Executive Director of the Corporation and Mr. Baker is a shareholder, director and senior officer of Altacap II Inc., which has entered into an Advisory Services Agreement with the Corporation.

(c)

Disclose whether or not a majority of directors are independent.  If a majority of directors are not independent, describe what the board of directors does to facilitate its exercise of independent judgment in carrying out its responsibilities.

The Board of Directors considers that four of the six directors are independent within the meaning of Multilateral Instrument 52-110 Audit Committees.  Accordingly, a majority of the Board of Directors is independent.  In addition, all three members of the Audit Committee of the Board of Directors are independent directors.  The members of the Audit Committee are George J. Bunze (Chairman), Allan Cohen and Torsten A. Schermer.  If necessary, the independent members of the Board of Directors can meet without the presence of the non-independent directors.

(d)

If a director is presently a director of any other issuer that is a reporting issuer (or the equivalent) in a jurisdiction or a foreign jurisdiction, identify both the director and the other issuer.

The following directors are currently directors of other issuers that are reporting issuers (or the equivalent) in a jurisdiction of Canada or a foreign jurisdiction:

Name of Director	Issuer
George J. Bunze	Stella-Jones Inc.
Allan Cohen	Hercules Incorporated

(e)

Disclose whether or not the independent directors hold regularly-scheduled meetings at which non-independent directors and members of management are not in attendance.  If the independent directors hold such meetings, disclose the number of meetings held since the beginning of the issuer’s most recently completed financial year.  If the independent directors do not hold such meetings, describe what the board does to facilitate open and candid discussion among its independent directors.

The independent directors do not hold regularly-scheduled meetings at which non-independent directors and members of management are not in attendance.  If necessary, the independent directors can hold such meetings.

(f)

Disclose whether or not the chair of the board is an independent director.  If the board has a chair or lead director who is an independent director, disclose the identity of the independent chair or lead director, and describe his or her role and responsibilities.  If the board has neither a chair that is independent nor a lead director that is independent, describe what the board does to provide leadership for its independent directors.

Eric E. Baker, the Chairman of the Board of Directors, is not an independent director.  The Board of Directors has not appointed a lead director.  All three members of the Audit Committee of the Board of Directors (George J. Bunze, Allan Cohen and Torsten A. Schermer) are independent directors and in that capacity provide leadership for the independent directors.

(g)

Disclose the attendance record of each director for all board meetings held since the beginning of the issuer’s most recently completed financial year.

The composition of the Board of Directors of the Corporation changed on June 28, 2007, following an annual and special meeting of shareholders of the Corporation.  On that date, Eric E. Baker and Melbourne F. Yull were elected, and George J. Bunze was appointed, to the Board of Directors.  On September 5, 2007, Allan Cohen and Torsten A. Schermer were elected, and Robert Beil was appointed, to the Board of Directors, and H. Dale McSween resigned from the Board of Directors.  During the period from June 28, 2007 to September 4, 2007, the Board of Directors held three meetings, and from September 5, 2007 to December 31, 2007, held three meetings, for a total of six meetings.  Attendance of directors at the foregoing meetings is set out in the table below, representing an attendance record of 93.3%.

Eric E. Baker	6/6	George J. Bunze	5/6
Melbourne F. Yull	6/6	Allan Cohen	3/3
Robert Beil	3/3	Torsten A. Schermer	3/3
H. Dale McSween	2/3

During the period from January 1, 2007 to June 26, 2007, the Board of Directors held 16 meetings.  Attendance of former directors at the foregoing meetings is set out in the table below.

Michael L. Richards	16/16	Ben J. Davenport, Jr.	15/16
L. Robbie Shaw	14/16	Gordon R. Cunningham	14/16
Thomas E. Costello	13/16	John E. Richardson	16/16
H. Dale McSween	16/16

2.

Board Mandate

Disclose the text of the board’s written mandate.  If the board does not have a written mandate, describe how the board delineates its role and responsibilities.

The mandate of the Board is to supervise the management of the business and affairs of the Corporation, including the development of major policies and strategies and the identification of the risks of the Corporation’s business and the implementation of the appropriate systems to manage these risks.  The formal mandate of the Board is set out in Appendix A to this Circular.

3.

Position Description

(a)

Disclose whether or not the board has developed written position descriptions for the chair and the chair of each board committee.  If the board has not developed written position descriptions for the chair and/or the chair of each board committee, briefly describe how the board delineates the role and responsibilities of each such position.

The position description of the Chairman of the Board of Directors is set out in Appendix B to this Circular.

(b)

Disclose whether or not the board and CEO have developed a written position description for the CEO.  If the board and CEO have not developed such a position description, briefly describe how the board delineates the role and responsibilities of the CEO.

The Corporation does not currently have a Chief Executive Officer.  The position description for the Chief Executive Officer, as previously adopted by the Board of Directors, is set out in Appendix C to this Circular.  The duties of the Chief Executive Officer, as set out in the annexed position description, are fulfilled by the Executive Director together with other senior officers of the Corporation.

4.

Orientation and Continuing Education

(a)

Briefly describe what measures the board takes to orient new directors regarding

(i)

the role of the board, its committees and its directors, and

(ii)

the nature and operation of the issuer’s business.

Upon a director’s election or appointment to the Board, the director receives all of the various corporate governance documents that have been adopted by the Corporation.  Additionally, the director participates in meetings with members of management of the Corporation, is given a tour of certain of the Corporation’s operational facilities and is briefed on the strategic policies and strategic direction of the Corporation.

(b)

Briefly describe what measures, if any, the board takes to provide continuing education for its directors.  If the board does not provide continuing education, describe how the board ensures that its directors maintain the skill and knowledge necessary to meet their obligations as directors.

The Corporation relies on the fact that each director has had considerable prior corporate experience and that each director has the necessary expertise to serve as an effective director of the Corporation.  While the Corporation has no formal process currently in place to provide for the continuing education of its directors, various members of senior management of the Corporation report to the Board on an informal and formal basis regularly in order to keep the directors up-to-date on various matters concerning the business and affairs of the Corporation.  Counsel to the Corporation in both the United States and Canada is also available to advise the Board of Directors on new developments in relevant areas of the law.

5.

Ethical Business Conduct

(a)

Disclose whether or not the board has adopted a written code for the directors, officers and employees.  If the board has adopted a written code:

(i)

disclose how a person or company may obtain a copy of the code

The Corporation’s Code of Business Conduct and Ethics (the “Code of Conduct”) applies to each of the Corporation’s directors, officers and employees.  A copy of the Code of Conduct is available under the Corporation’s “company profile” on SEDAR at www.sedar.com.

(ii)

describe how the board monitors compliance with its code, or if the board does not monitor compliance, explain whether and how the board satisfies itself regarding compliance with its code.

All directors, officers and employees of the Corporation are strongly encouraged to discuss all issues with appropriate personnel at the Corporation in cases where they suspect that a potential breach of the Code of Conduct may have occurred.  Any waiver of a provision of the Code of Conduct for executive officers or directors of the Corporation may be made only by the Board or a committee thereof and will be promptly disclosed as required by law or by the regulations of the New York Stock Exchange or Toronto Stock Exchange.  To the knowledge of the directors and officers of the Corporation, there has not been any instance of departure from the Code of Conduct within the last twelve months.  Persons who violate the standards set out in the Code of Conduct will be subject to disciplinary action.

The Code of Conduct is provided to each employee of the Corporation at the time of his or her commencement of employment, as well as to each director and officer of the Corporation at the time of his or her election or appointment.  The Code of Conduct covers a variety of subject matters that are related to proper business conduct and ethics, including conflicts of interest, discrimination and harassment in the work place, the health and safety of employees, confidentiality obligations and insider-trading prohibitions.  Compliance with these subject matters is ultimately monitored by the Board in different ways depending on the specific matter in question.

For example, as concerns insider trading, at the designated time during each financial quarter, a member of the Board instructs management to inform the Corporation’s personnel in writing when the regular trading black-out period begins and ends.  Further, members of the Board are also involved when a decision has to be made as to whether an additional trading black-out period is warranted in the event that certain material information may be accessible by the Corporation’s personnel prior to its divulgation to the public.

As concerns matters such as discrimination and harassment and the health and safety of employees, it is the Corporation’s supervisors and managers who are responsible for regularly monitoring such matters.  These managers prepare written reports dealing with these matters on a regular basis.  The reports are then reviewed by members of senior management, who are responsible for bringing any specific concerns to the attention of the Board.

Section 14 of the Code of Conduct sets out that employees are to discuss any compliance matters or concerns with a supervisor or manager or, if they prefer, to discuss them with Shutts & Bowen LLP, the Corporation’s U.S. legal counsel.  The Corporation’s supervisors and managers and counsel at Shutts & Bowen LLP, as the case may be, each have ready access to the Board.

(iii)

provide a cross-reference to any material change report filed since the beginning of the issuer’s most recently completed financial year that pertains to any conduct of a director or executive officer that constitutes a departure from the code.

There are no such reports.

(b)

Describe any steps the board takes to ensure directors exercise independent judgement in considering transactions and agreements in respect of which a director or executive officer has a material interest.

Under the Canada Business Corporations Act, to which the Corporation is subject, a director or officer of the Corporation must disclose to the Corporation, in writing or by requesting that it be entered in the minutes of meetings of the Board of Directors, the nature and extent of any interest that he or she has in a material contract or material transaction, whether made or proposed, with the Corporation, if the director or officer: (a) is a party to the contract or transaction; (b) is a director or an officer, or an individual acting in a similar capacity, of a party to the contract or transaction; or (c) has a material interest in a party to the contract or transaction.  Subject to limited exceptions set out in the Canada Business Corporations Act, the director cannot vote on any resolution to approve the contract or transaction.

Further, it is the policy of the Corporation that an interested director or officer recuse himself or herself from the decision-making process pertaining to a contract or transaction in which he or she has an interest.

(c)

Describe any other steps the board takes to encourage and promote a culture of ethical business conduct.

In 2007, the Audit Committee established the “Whistle Blower Policy and Procedures” as part of the Code of Conduct.  The purpose of the “Whistle Blower Policy and Procedures” is to provide a means by which accounting and audit-related complaints can be handled by the Audit Committee, thus providing an anonymous method by which employees can report, if any, questionable accounting, internal accounting controls, and auditing matters which would constitute a violation of the Corporation’s accounting policies, without fear of retaliation against good-faith whistleblowers.

6.

Nomination of Directors

(a)

Describe the process by which the board identifies new candidates for board nomination.

The Board identifies, when appropriate, skill sets and individuals who could add value to the Board.

(b)

Disclose whether or not the board has a nominating committee composed entirely of independent directors.  If the board does not have a nominating committee composed entirely of independent directors, describe what steps the board takes to encourage an objective nomination process.

The Board does not have a nominating committee.

(c)

If the board has a nominating committee, describe the responsibilities, powers and operation of the nominating committee.

The Board does not have a nominating committee.

7.

Compensation

(a)

Describe the process by which the board determines the compensation for the issuer’s directors and officers.

With respect to the compensation of the Corporation’s officers, see “Report on Executive Compensation” above.

(b)

Disclose whether or not the board has a compensation committee composed entirely of independent directors.  If the board does not have a compensation committee composed entirely of independent directors, describe what steps the board takes to ensure an objective process for determining such compensation.

The Compensation Committee is composed entirely of independent directors within the meaning of Multilateral Instrument 52-110 Audit Committees.  The members of the Compensation Committee are Robert Beil (Chairman) and Torsten A. Schermer.

(c)

If the board has a compensation committee, describe the responsibilities, powers and operation of the compensation committee.

The mandate of the Compensation Committee is described above under the heading “Composition of the Compensation Committee and Report on Executive Compensation”.

(d)

If a compensation consultant or advisor has, at any time since the beginning of the issuer’s most recently completed financial year, been retained to assist in determining compensation for any of the issuer’s directors and officers, disclose the identity of the consultant or advisor and briefly summarize the mandate for which they have been retained.  If the consultant or advisor has been retained to perform any other work for the issuer, state that fact and briefly describe the nature of the work.

During the fiscal year ended December 31, 2007, the Compensation Committee retained the services of AON as a consultant, which was asked to provide an update of a prior survey of executive salaries.  The update was completed on September 10, 2007.  The update was presented by Melbourne F. Yull, Executive Director of the Corporation, to the Board of Directors in connection with the approval of certain salary adjustments, which became effective in October and November 2007, and on January 1, 2008.

8.

Other Board Committees

If the board has standing committees other than the audit, compensation and nominating committees, identify the committees and describe their function.

The only committee of the Board other than the Audit Committee and Compensation Committee is the Executive Committee, which is comprised of Eric E. Baker and Melbourne F. Yull.  The function of the Executive Committee is to provide strategic direction for the Corporation.

9.

Assessments

Disclose whether or not the board, its committees and individual directors are regularly assessed with respect to their effectiveness and contribution.  If assessments are regularly conducted, describe the process used for the assessments.  If assessments are not regularly conducted, describe how the board satisfies itself that the board, its committees, and its individual directors are performing effectively.

All directors are, from time to time, required to complete a director’s questionnaire designed to assist the Board in assessing each director, the Board as a whole, and each Committee of the Board.  The results of these assessments are discussed at a meeting of the Board.

ADDITIONAL INFORMATION

Financial information about the Corporation is contained in its comparative consolidated financial statements and Management’s Discussion and Analysis for the fiscal year ended December 31, 2007, and additional information about the Corporation is available under the Corporation’s “company profile” on SEDAR at www.sedar.com.

If you would like to obtain, at no cost to you, a copy of any of the following documents:

(a)

the latest Annual Information Form of the Corporation together with any document, or the pertinent pages of any document, incorporated by reference therein;

(b)

the comparative consolidated financial statements of the Corporation for the fiscal year ended December 31, 2007 together with the accompanying report of the auditors thereon and any interim financial statements of the Corporation for periods subsequent to December 31, 2007 and Management’s Discussion and Analysis with respect thereto; and

(c)

this Circular,

please send your request to:

Intertape Polymer Group Inc.

9999 Cavendish Blvd.

Suite 200

Ville-St-Laurent, Québec

H4M 2X5

telephone:  (514) 731-7591

telecopier:  (514) 731-5039

AUTHORIZATION

The contents and the mailing of this Circular have been approved by the Board of Directors of the Corporation.

/s/ Christopher J. Winn

Christopher J. Winn

Secretary

Montreal, Québec

May 6, 2008

APPENDIX A

MANDATE OF THE BOARD OF DIRECTORS OF THE CORPORATION

The mandate of the Board of Directors is to supervise the management of the business and affairs of the Corporation, including the development of major policies and strategies and the identification of the risks of the Corporation’s business and implementation of the appropriate systems to manage these risks.

The Board of Directors has the responsibility for:

1.

Executive/Senior Management

1.1

Selecting, appointing, evaluating and (if necessary) terminating the Chief Executive Officer.

1.2

Succession planning, including appointing, training and monitoring the performance of senior management.

1.3

Approving the compensation of the senior management team and the remuneration of the Board of Directors.

2.

Business Strategy/Plans/Budgets

2.1

The development of major policies and strategies of the Corporation, as well as the approval of strategic plans and the monitoring of the Corporation’s performance against plans.

2.2

Approving annual capital and operating plans and monitoring performance against those plans.

2.3

Approving all material amendments or departures proposed by management from established strategy, capital and operating budgets or matters of policy which diverge from the ordinary course of business.

3.

Finance

3.1

Approving dividend distributions to the Corporation’s shareholders, if any.

4.

Audit/Risk Management

4.1

Establishing policies and processes to identify business risks and ensure that systems and actions are in place to manage such risks.

4.2

Recommending the appointment of the external auditors to the shareholders at their annual meeting.

4.3

Approving external auditor scope of work and fees for annual audits and the scope of work and fees of any non-audit related projects or engagements.

4.4

Approving the quarterly and annual financial statements, the quarterly and annual Management’s Discussion and Analysis and the related news releases.

4.5

Establishing policies and processes to ensure the integrity of the Corporation’s internal control and management information systems.

5.

Corporate Governance

5.1

Providing appropriate orientation for new Directors.

5.2

Assessing, on an annual basis, the effectiveness of the Board as a whole, as well as periodically evaluating the contribution of individual members of the Board.

5.3

Approving a process for communication with the Corporation’s shareholders.

5.4

Approving the nominees as Directors for election to the Board of Directors at the annual meeting of shareholders.

5.5

Establishing committees of the Board of Directors and approving their Chair, their respective mandates and the limits of authority delegated to each of these committees.

5.6

Monitoring compliance with the Corporation’s Code of Conduct and Business Ethics.

5.7

Establishing an effective process of corporate governance consistent with applicable regulatory requirements.

APPENDIX B

POSITION DESCRIPTION OF THE CHAIRMAN OF THE BOARD OF DIRECTORS OF THE CORPORATION

The Chairman of the Board of Directors of the Corporation has the responsibility for:

1.

Providing leadership to the Board of Directors.

2.

Overseeing its effectiveness and ensuring that it meets its obligations and responsibilities.

3.

Monitoring and coordinating the functions of the Board of Directors with management of the Corporation.

4.

Chairing all Board of Directors’ and shareholders’ meetings.

5.

Ensuring that adequate advance information is distributed to the Directors and that the Board of Directors receives regular updates on all issues important to the affairs of the Corporation.

6.

Meeting with members of the Board of Directors and each Board of Directors’ committee to ensure full utilization of individual capacities and the optimum performance of the Board of Directors and each of its committees.

7.

Reviewing progress made by management of the Corporation in executing the Board of Directors’ decisions and plans in conformity with the Corporation’s policies.

8.

Being available to provide counsel to management of the Corporation on major policy issues such as acquisitions, divestitures and financial structure.

9.

Participating in external activities involving the representation of the Corporation to its major stakeholders, including its shareholders, the financial community, governments and the public.

10.

At the request of the Board of Directors, undertaking specific assignments for the Board of Directors.

APPENDIX C

POSITION DESCRIPTION OF THE CHIEF EXECUTIVE OFFICER OF THE CORPORATION

The Chief Executive Officer of the Corporation has the responsibility for:

1.

Directing the business and affairs of the Corporation by establishing, deploying and actuating a strategic plan, as well as operating plans/budgets as approved by the Board of Directors.

2.

Setting objectives for the Corporation consistent with the aforementioned strategic plan.

3.

Providing strategic directions to the management of the Corporation so that the Corporation may achieve expected results.

4.

Determining and directing the overall objectives, policies and operating plans, both long- and short-term, of the Corporation in accordance with the Board of Directors’ mandate.

5.

Subject to Board of Directors’ approval, developing and monitoring the various R&D programs consistent with the strategy of the Corporation.

6.

Ensuring that the Corporation has in place proper guidelines to provide for efficient, safe and long-term operations with focus on product quality.  Ensuring that resources are made available to enact or to exceed such guidelines.

7.

Analyzing the operating results of the organization and its principal components and ensuring appropriate steps are taken to address significant/material areas of concern affecting the Corporation’s balance sheet, assets, operating results, liabilities or risks of the business.

8.

Ensuring that the Board of Directors receives sufficient, timely information on all material aspects of the Corporation’s operations.

9.

Ensuring that a carefully-designed organization is in place and that the support provided to such organization is consistent with the strategy and objectives of the Corporation.

10.

Reviewing and recommending the employment or termination of all senior management personnel for Board of Directors’ approval.

11.

Actively assisting in the recruitment, training, development and retention of personnel within the Corporation in order to provide for the future management of the Corporation.

12.

Evaluating the performance of the senior management of the Corporation.

13.

Monitoring the Corporation’s compliance with current regulatory and disclosure rules.

14.

Exploring opportunities for the Corporation’s growth, either through investment and/or acquisitions, as well as dispositions of unproductive or non-strategic assets.

15.

Acting as a member of the Board of Directors.

16.

Building the corporate profile with the public and with investor communities, including with analysts who follow the Corporation.

17.

Identifying business risks and outlining plans to manage or mitigate such risks.

18.

Maintaining contact with other industry participants and government officials at senior levels.

19.

Ensuring that the appropriate information and disclosure are being provided to the shareholders of the Corporation.